Exhibit 99.1

INVESTOR RELATIONS CONTACT:
Morlan Reddock
416-408-6899
investor.relations@xmradio.ca

Toronto Stock Exchange Symbol: XSR

CANADIAN SATELLITE RADIO HOLDINGS INC. MAILS MATERIALS
FOR ANNUAL AND SPECIAL MEETING

Toronto, Ontario, January 18, 2011 - Canadian Satellite Radio Holdings Inc. (the "Company"), parent company of XM Canada, announced today that it has mailed to its shareholders a notice of meeting, a management information circular (the “Circular”) and other materials for its annual and special meeting of shareholders (the “Meeting”) to be held on Thursday, February 17, 2011 at 2:00 p.m. (Toronto time) at the Ivey ING Director Leadership Centre, Ground Floor, 130 King Street West, Toronto, Ontario, M5X 1A9.

At the Meeting, disinterested shareholders will be asked to approve, among other things, the following special business matters (the “Special Resolutions”), all as more particularly described in the Circular, in connection with the proposed merger (the “Combination Transaction”) of the Company and Sirius Canada Inc. (“Sirius”):

•
ordinary resolutions approving the issuance from treasury of shares representing a 58.0% equity interest in the Company (on a partially diluted basis) immediately following closing of the Combination Transaction;

•	ordinary resolutions approving the appointment of a new slate of directors, to be conditional on, and effective as of the closing of the Combination Transaction; and

•	special resolutions approving certain amendments to the Company’s articles, to be conditional on, and effective as of the closing of the Combination Transaction.

The Circular describes, among other things, the particulars of the Combination Transaction, additional details regarding the Special Resolutions and the manner in which shareholders may vote at the Meeting. The Company’s board of directors, based on the unanimous recommendation of a committee of independent directors, has recommended that shareholders support the Combination Transaction by voting in favour of each of the Special Resolutions at the Meeting, Two directors of the Company abstained from voting on the board’s recommendation due to a potential conflict of interest resulting from their respective relationships with Sirius XM Radio Inc., which currently holds an approximate 19.9% voting interest (approximately 49.9% equity interest) of Sirius and an indirect 10.5% voting interest (21.5% equity interest) of the Company. CSRI Inc., an entity controlled by John I. Bitove, the Executive Chairman of the Company and which currently holds a 77.0% voting interest in the Company on a non-diluted basis, has entered into a voting support agreement with Sirius and its shareholders pursuant to which it has committed to vote all of its shares in favour of the Special Resolutions at the Meeting, subject to certain terms and conditions. Copies of the Circular and other meeting materials are available on SEDAR at www.sedar.com. Shareholders are encouraged to read the Circular and other meeting materials in their entirety and to vote.

The Company’s board of directors fixed the close of business on January 10, 2011, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting and any adjournment or postponement thereof. No shareholders becoming shareholders of record after that time will be entitled to vote at the Meeting, or any adjournment or postponement thereof. In addition to disinterested shareholder approval, completion of the Combination Transaction is subject to certain other conditions including regulatory review and approvals. It is currently expected that the Combination Transaction will be completed during the third quarter of the Company’s 2011 fiscal year.

About Canadian Satellite Radio Holdings Inc.

To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit www.xmradio.ca.

About SIRIUS Canada

To find out more about SIRIUS visit www.sirius.ca.

Forward Looking Statements

Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Forward-looking information is provided as of the date of this news release only, it should not be relied upon as of any other date, and the Company assumes no obligation to update or revise this information to reflect new events or circumstances, except as expressly required by law. There can be no assurance that the securities purchase agreement will receive all necessary approvals or that the proposed transaction will be completed. Additional information, including a thorough discussion of the risk factors that can cause anticipated outcomes to differ from actual outcomes, will be contained in the Company's filings with the Canadian securities regulators, available at www.sedar.com.

This press release does not constitute an offer to purchase or sell any securities or a solicitation of consents. Any offer to purchase or sell securities or solicitation of consents will be made by means of an offer to purchase or sell and consent solicitation statement and related letter of transmittal. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, purchase or sale would be unlawful.